787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn M. Hinke, Esq.

Re:	SunAmerica Specialty Series (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 57 to Registration

Statement on Form N-1A

Securities Act File No. 333-111662

Investment Company Act File No. 811-21482

Dear Ms. Hinke:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on November 14, 2016, regarding Post-Effective Amendment No. 57 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 57 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the AIG ESG Dividend Fund (the “Fund”), a new series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.	General

Comment 1:	Please respond to all comments in writing and file the correspondence with the SEC via EDGAR.

Response 1:	The Registrant will respond as requested.

Comment 2:	Please confirm or update all information that is currently in brackets or missing in the Amendment.

Response 2:	The Registrant has confirmed or updated all information that was in brackets or missing in the Amendment.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

II.	Prospectus

Comment 3:	Please define terms used through the Prospectus such as “significantly,” “significant,” “in general” and “generally.”

Response 3:	The Registrant respectfully declines to make these changes. The terms used in the Amendment reflect an appropriate amount of specificity and are intended to preserve the flexibility that is necessary in the context of managing the Fund. The Registrant also submits that the Prospectus is written in plain English and believes that the terms are understood by investors.

Comment 4:	In the subsection entitled “Fund Highlights – Fees and Expenses of the Portfolio,” please add language to footnote no. 3 explaining that while the waivers continue indefinitely, they will last no less than one year from the effective date of the Registration Statement. Also, please disclose that the waivers are only included in the first year of the Example or disclose that they will last no less than 3 years.

Response 4:	The Registrant respectfully declines to make the requested change to footnote no. 3, as the current disclosure is appropriate and accurately reflects the terms of the contractual expense limitation agreement between SunAmerica and the Registrant, on behalf of the Fund. The Registrant submits, however, that the waivers referenced in footnote no. 3 will not be terminated within less than a year from the effective date of the Registration Statement. In addition, the Registrant respectfully declines to make the requested change with respect to the Example because Item 3 of Form N-1A does not require disclosure in this regard. The Registrant submits, however, that the waivers are only reflected in the first year of the Example.

Comment 5:	In the subsection entitled “Fund Highlights – Fees and Expenses of the Portfolio,” please disclose in footnote no. 4 that the waivers and reimbursements are subject to recoupment provided: (1) that the Fund must be able to make the repayment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived and/or reimbursed; and (2) that the Fund must be able to make the repayment to the adviser without exceeding its current net expense ratio. See also page 23 of the Prospectus.

Response 5:	The Registrant respectfully declines to make the requested change, as the current disclosure is appropriate and accurately reflects the terms of the contractual expense limitation agreement between SunAmerica and the Registrant, on behalf of the Fund.

Comment 6:	The Prospectus indicates that the Fund may invest in other investment companies; however, the fee table in the subsection entitled “Fund Highlights – Fees and Expenses of the Portfolio” does not contain an Acquired Fund Fees and Expenses line item to reflect the indirect cost of investing in other investment companies. Please add disclosure reflecting the amounts of acquired fund fees and expenses expected to be incurred by the Fund. If that amount is less than one basis point, please confirm that acquired fund fees and expenses will be included in the Other Expenses line item.

Response 6:	The Fund does not currently expect to invest in the securities of other investment companies in an amount sufficient to incur fees and expenses greater than one basis point and thus the fee table does not include disclosure regarding acquired fund fees and expenses. The Registrant confirms that any amount less than one basis point incurred by the Fund in connection with its investment in any investment company will be included in the Other Expenses line item.

Comment 7:	In the subsection entitled “Fund Highlights – Principal Investment Strategies and Techniques of the Fund,” using plain English principles, please revise the disclosure to clarify what securities the Fund will invest in in accordance with the ESG standards. The disclosure currently includes an explanation of what the Fund will not invest in.

Response 7:	The Registrant submits that the Prospectus is written in plain English and appropriately describes the manner in which securities that meet the Fund’s ESG standards are identified. The screening research employed by the Fund’s investment adviser screens out from the broader universe (the Russell 1000® Index) securities that do not satisfy the ESG standards. The Prospectus therefore references the types of companies that the Fund will not invest in, consistent with the ESG standards. Accordingly, the Registrant believes that the current disclosure is appropriate and respectfully declines to make the requested change.

Comment 8:	In the third sentence of the second paragraph in the subsection entitled “Fund Highlights – Principal Investment Strategies and Techniques of the Fund,” please define the phrase “large-cap common stocks.”

Response 8:	The Registrant respectfully declines to define the phrase “large-cap common stocks” in the above-referenced subsection. The Registrant has, however, added a definition of “Large-Cap companies” in the subsection entitled “More Information About the Fund – Glossary – Investment and Other Terminology.”

Comment 9:	The last sentence of the fourth paragraph in the subsection entitled “Fund Highlights – Principal Investment Strategies and Techniques of the Fund,” states the following: “These circumstances will generally include where a security held by the Fund no longer meets the ESG standards….” Please disclose how frequently the Fund’s holdings are reviewed to make this determination.

Response 9:	The Fund’s portfolio managers actively monitor the Fund’s portfolio on a daily basis (each Fund business day) in connection with their management of the Fund. Further, as described in the Prospectus, while the selection of stocks held by the Fund takes place on an annual basis, there are certain limited circumstances that may warrant substitution, or reduction in size, of a particular holding. This determination is made on a discretionary basis in connection with the ongoing monitoring of the Fund and is generally limited to the circumstances described in the Prospectus. These circumstances are not intended to represent a more frequent periodic rebalancing of the Fund’s holdings or to supplant the annual reconstitution of the Fund’s holdings. Accordingly, the Registrant believes that the current disclosure is appropriate and respectfully declines to make the requested change.

Comment 10:	The last sentence of the subsection entitled “Fund Highlights – Principal Risks of Investing in the Fund – Disciplined Strategy,” notes that the Fund “generally will not use certain techniques available to other mutual funds to reduce stock market exposure (e.g., derivatives)….” We note, however, that the Fund may invest in futures pursuant to the chart on page 19 of the Prospectus. Please add appropriate disclosure in this subsection regarding futures.

Response 10:	The Registrant submits that, as part of its non-principal investment strategies and techniques, the Fund may from time to time invest in futures for cash management purposes. The Fund has no current intention of investing in derivatives (including futures) for hedging purposes, which is consistent with the disclosure cited in Comment 10 above. Accordingly, the Registrant respectfully declines to add disclosure to the Summary Prospectus regarding futures. The Registrant has, however, revised the last sentence of the above-referenced subsection to read as follows (additions bolded and underlined): “Because the Fund generally will not use certain techniques available to other mutual funds to reduce stock market exposure (e.g., using derivatives for hedging purposes), the Fund may be more susceptible to general market declines than other mutual funds.”

Comment 11:	In the second paragraph of the subsection entitled “Shareholder Account Information – Calculation of Sales Charges,” please disclose that Class A shares are offered at their net asset value per share. See for example, the disclosure with respect to Class C shares in the third paragraph of the same subsection.

Response 11:	The Registrant respectfully declines to make the requested change. The Registrant believes that its current disclosure is appropriate and that the inclusion of the requested language may be confusing to shareholders since Class A shares are offered with a front-end sales charge.

Comment 12:	Please revise the first sentence of the second paragraph in the subsection entitled “Shareholder Account Information – Transaction Policies” for clarity.

Response 12:	The Registrant has revised the sentence to read (deletions in strikethrough text): “Investments in registered investment companies that do not trade on an exchange are valued at the end of ~~the~~ day NAV.”

Comment 13:	In the subsection entitled “Shareholder Account Information – Transaction Policies – Telephone transactions,” the second to last sentence states that “[a]t times of peak activity, it may be difficult to place requests by phone.” Please define the phrase “peak activity.”

Response 13:	The Registrant respectfully declines to take this comment as it submits that “peak activity” is plain English. In addition, the Registrant is unable to predict when peak activity will occur. The Registrant will, however, consider potential enhancements to this disclosure in connection with the Registrant’s annual update to its Registration Statement.

Comment 14:	Please supplementally explain the difference between the fourth and fifth questions contained in the chart on page 19 in the subsection entitled “More Information About the Fund – Fund Investment Strategies.”

Response 14:	The Registrant submits that the fourth question of the chart identifies the significant non-principal investment strategies of the Fund and the fifth question of the chart identifies certain other non-principal investment strategies that the Fund may use for cash management or investment purposes (i.e., efficient portfolio management).

Comment 15:	Please supplementally confirm that the subsection entitled “More Information About the Fund – Fund Investment Strategies” discloses the principal investment strategies and the risks summarized in the Fund’s summary prospectus.

Response 15:	The Registrant confirms that the above-referenced subsection discloses the principal investment strategies and risks summarized in the Fund’s Summary Prospectus.

Comment 16:	Please confirm that the defined terms in the subsection entitled “More Information About the Fund – Glossary” are referenced in the Prospectus. Please remove any unused terms as appropriate (e.g., convertible securities, currency transactions and conservation of principal).

Response 16:	The Registrant has removed unused defined terms from the above-referenced subsection. The Registrant confirms that the defined terms currently in the subsection are referenced in the Prospectus.

SAI

Comment 17:	On the cover page of the SAI, please disclose how the Prospectus can be obtained.

Response 17:	The requested disclosure has been added.

Should you have any questions concerning the above, please call the undersigned at 212-728-8037.

Very truly yours,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Thomas D. Peeney, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP